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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF:                                                                            MAY 2003

COMMISSION FILE NUMBER:                                                     (SEC File No: 0-30006)

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X          Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [__]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [__]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____             No _X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_________________

[INSERT DISCLOSURE INFORMATION]

This is the form of material change report required under section 85 (1) of the Securities Act  and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

SUNGOLD ENTERTAINMENT CORP.

500 - 666 Burrard Street

Vancouver, British Columbia,

Canada, V6C 3P6

Telephone: (604) 669-9580

Facsimile:  (604) 669-9577

Item 2.

Date of Material Change

May 16, 2003

Item 3.

Press Release

May 23, 2003

Item 4.

Summary of Material Change

Sungold Board of Directors Approve Chair’s Proposal Including Authority to Sell up to 25% of HBN for $100 Million.  Sungold board elects Art Cowie as Vice Chair.

Item 5.

Full Description of Material Change

VANCOUVER, BC CANADA: MAY 23, 2003 ~ SUNGOLD ENTERTAINMENT CORP.  (“Sungold”) (OTCBB: SGGNF, Frankfurt: WKN 608164).  The Sungold Board of Directors approved a proposal by Chair, Donald Harris for a Sungold Shareholders Extraordinary General Meeting (“E.G.M.”) to be held Monday, July 28, 2003 in Vancouver, BC to ask the shareholders to ratify a new expanded mandate for CEO, Kim N. Hart, including his vision to approve racetrack and tele-theatre affiliates for twenty-five year, exclusive, regulated, Horsepowerä pari-mutuel wagering agreements on five continents.

ITEMS TO BE CONSIDERED BY SHAREHOLDERS

·  Authority for Horsepower Broadcasting Network International Ltd. (“HBN”) to offer Approved Racetrack Affiliates (“A.R.A.’s”) territories to sell Horsepower World Pool Quick 6ä  and Pick 1 bets and display Horsepowerä virtual racing only at licensed pari-mutuel facilities.

·  Authority to allow Sungold to sell up to 25% of HBN for 100 Million U.S. Dollars.

·  Approval to increase the maximum allowable, authorized Sungold shares by 20%.

· Approve a mandate for Horsepower Broadcasting Network Inc. to operate as an agency focused entirely on the global marketing and branding of Horsepower World Pool pari-mutuel wagering, Horsepower A.R.A.’s, their official sponsors and member associations.

·  The authority for HBN to pay A.R.A.’s within the 100 Billion dollar worldwide pari-mutuel industry up to 14% on Horsepowerä pari-mutuel wagering at their facilities, 1% to their National and International Racing Associations and to dedicate 3% of worldwide Horsepowerä wagering handle to the global branding of Horsepowerä A.R.A.’s, their sponsors and to multi-media advertising including online through horsepowerworldpool.com Particular emphasis is to be on the proprietary Horsepower World Pool live jackpot opportunity for racetracks and the low 22.5% takeout on the Quick 6ä for mega jackpot players. Horsepower plans to attract a new generation of fans to racing and new popularity for the “Sport of Kings”

·  The Chair’s proposal also asks Sungold shareholders for the authority to remove lone dissident director Melvin Reeves from the Sungold Board of Directors.

SUNGOLD BOARD ELECTS ART COWIE AS NEW VICE CHAIR

Upon the motion of Chair Donald Harris the Sungold Board of Directors voted to appoint Art Cowie to the position of Vice Chair.  Mr. Cowie is a newly elected Sungold director (see www.sungoldentertainment.com/management) with a distinguished career in business, public planning and politics.  Mr. Cowie stated “The world wide opportunities I see for Sungold Entertainment Corp. will be attracting business and community leaders to Sungold from both within and outside the global racing and breeding communities.  I have spent a lifetime specializing in community planning with a special interest in people places.  I see Horsepowerä as a coming global phenomenon for the pari-mutuel industry and a well balanced approach to revenue generation for governments committed to responsible planning and good public policy”.

Investor Relations

Ed Miers

(260) 312-5678

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions based on the opinions and estimates of management and, therefore, involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.  The reader is cautioned not to place undue reliance on forward-looking statements.

Item 6.

Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

Not applicable.

Item 7.

Omitted Information

None.

Item 8.

Senior Officer

KIM N. HART, PRESIDENT

500 - 666 Burrard Street

Vancouver, BC  V6C 3P6

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 28, 2003                                                                                                             /s/ANNE KENNEDY

Date                                                                                                                                   (signature)

                                                                                                                                       Anne Kennedy

                                                                                                                                    Name of Signatory

                                                                                                                                    Director / Secretary

                                                                                                                                           Position

                                                                                                                                       Vancouver, BC

                                                                                                                                   Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.

Date:  May 28, 2003

                                                                                By*:

                                                                                 /s/ ANNE KENNEDY

                                                                                Anne Kennedy

                                                                                Director, Corporate Secretary

                                                                                           *Print name and title under the signature of the signing officer